UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

Ritchie Bros. Auctioneers Incorporated

6500 River Road

Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F                        Form 40-F  X

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                       No  X

      This form 6-K incorporates the Information Circular, Proxy and Supplemental Mailing List Return Card distributed to the Company’s shareholders of record as of April 12, 2002. The Information Circular was provided to shareholders in connection with the Company’s annual meeting to be held on May 24, 2002.

RITCHIE BROS. AUCTIONEERS INCORPORATED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

      NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at the Abercorn Inn, 9260 Bridgeport Road, Richmond, BC, Canada, on Friday, May 24, 2002 at 11:00 a.m. (Vancouver time), for the following purposes:

(1)	to receive the financial statements of the Company for the financial year ended December 31, 2001 and the report of the Auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual general meeting of the Company;

(3)	to appoint the Auditors of the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors;

(4)	to transact such other business as may properly be brought before the Meeting.

      Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

      The directors of the Company have fixed the close of business on April 12, 2002 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

      Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention: Proxy Department at P.O. Box 1542, Station B, Montreal, Québec H3B 3L2, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

      All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

      DATED at Vancouver, British Columbia, as of this 23rd day of April, 2002.

By Order of the Board of Directors

Robert S. Armstrong
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

      Unless otherwise provided, the information herein is given as of March 31, 2002.

Solicitation of Proxies

      This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual Meeting (the “Meeting”) by management of the Company. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding Common Shares of the Company in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation has been and will be borne by the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Number of Directors and Election of Directors

      Under the Articles of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the directors are authorized to determine the actual number of directors to be elected from time to time. The Company currently has five (5) directors. Each director of the Company is elected annually and holds office until the next Annual Meeting of the Company unless he sooner ceases to hold office. The directors of the Company determined that the number of directors to be elected at the Meeting shall be five (5). The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons named in the enclosed form of proxy intend to vote for the election of such nominees. Each nominee is currently a director of the Company.

				Number of
				Common Shares
				Beneficially Owned,
Name and	Position with	Principal Occupation	Previous Service	Controlled or
Municipality of Residence	the Company	or Employment(1)	as a Director	Directed(1)(2)

David Edward Ritchie Leduc, Alberta	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of the Company	Director since December 12, 1997	4,938,223	(3)

Clifford Russell Cmolik(5) Surrey, B.C.	President and Chief Operating Officer and a Director	President and Chief Operating Officer and a Director of the Company	Director since December 12, 1997	1,843,354	(4)

Peter James Blake Vancouver, B.C.	Vice-President, Finance and Chief Financial Officer and a Director	Vice-President, Finance and Chief Financial Officer and a Director of the Company	Director since December 12, 1997	46,666	(6)

Charles Edward Croft(5) Vancouver, B.C.	Director	President and Director of Falcon Pacific Financial Corp. and its subsidiaries	Director since June 17, 1998	7,000	(7)

George Edward Moul(5) West Vancouver, B.C.	Director	Director and officer of The McEmcy Company of Canada Ltd., Peace Portal Properties Ltd. and certain other private real estate companies	Director since June 17, 1998	1,000	(8)

NOTES:

(1)	This information has been provided by the respective nominee as of March 31, 2002.

(2)	The number of Common Shares held includes Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)	3,345,375 of such shares are held by D.E.R. Auctions Ltd. and 1,592,748 of such shares are held by Davcorp Investments Ltd. Both D.E.R. Auctions Ltd. and Davcorp Investments Ltd. are controlled by David Edward Ritchie.

(4)	1,165,284 of such shares are held by C.R.C. Auctions Ltd. and 676,918 of such shares are held by Cmolik Enterprises Ltd. Both C.R.C. Auctions Ltd. and Cmolik Enterprises Ltd. are controlled by Clifford Russell Cmolik.

(5)	The Company is required to have an audit committee and Messrs. Cmolik, Croft and Moul are members of the Audit Committee.

(6)	Mr. Blake also has options to purchase 8,000 Common Shares at U.S.$23.35 per share, with an expiry date of January 31, 2011 and options to purchase 4,300 Common Shares at U.S. $26.10 per share, with an expiry date of February 11, 2012.

(7)	Such shares are held by Falcon Pacific Financial Corp., a company controlled by Mr. Croft. Mr. Croft also has options to purchase 3,500 Common Shares at U.S.$26.88 per share, with an expiry date of February 21, 2009, options to purchase 3,000 Common Shares at U.S.$26.69 per share, with an expiry date of February 1, 2010, options to purchase 3,000 Common Shares at U.S.$23.35 per share, with an expiry date of January 31, 2011 and options to purchase 3,000 Common Shares at U.S. $26.10 per share, with an expiry date of February 11, 2012.

(8)	Such shares are held by Kensington Holdings Ltd., a company 100% owned by G. Edward Moul and his spouse. Mr. Moul also has options to purchase 3,500 Common Shares at U.S.$26.88 per share, with an expiry date of February 21, 2009, options to purchase 3,000 Common Shares at U.S.$26.69 per share, with an expiry date of February 1, 2010, options to purchase 3,000 Common Shares at U.S.$23.35 per share, with an expiry date or January 31, 2011 and options to purchase 3,000 Common Shares at U.S. $26.10 per share, with an expiry date of February 11, 2012.

      The Company is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.

Appointment of Auditors

      The Company proposes that KPMG LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. KPMG LLP has been the Auditors of the Company and its predecessors since 1974. The resolution appointing auditors must be passed by way of a resolution passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

      None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since January 1, 2001 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

      Other than as set out herein, no insider or any associate or affiliate of any insider, has had or has any material interest, direct or indirect, in any transaction since January 1, 2001 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

      During the 12-month period ended December 31, 2001, the Company entered into agreements with D.E.R. Resorts Ltd. (“Resorts”), a corporation controlled by David E. Ritchie, the Chairman and Chief Executive Officer of the Company, pursuant to which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain customers of the Company. The agreements set forth the maximum number of excursions to be provided during a given year and the fees and costs per excursion. The Company paid to Resorts approximately U.S.$381,000 under the agreements in its financial year ended December 31, 2001. Management believes that the terms of the agreements were at least as favourable to the Company as could have been obtained from a third party. The Company and Resorts have entered into similar agreements in the past and intend to do so in the future.

OTHER INFORMATION REGARDING THE COMPANY

EXECUTIVE COMPENSATION

Compensation

      The following table provides a summary of the compensation earned during each of the last three financial years by the Chief Executive Officer and the Company’s four most highly compensated executive officers other than the Chief Executive Officer (such five officers are hereafter collectively called the “Named Executive Officers”).

Summary Compensation Table

(all amounts in U.S. dollars)

		Annual Compensation			Long-Term Compensation Awards

					Awards		Payouts

					Securities	Restricted
					Under	Shares or
				Other Annual	Options	Restricted	LTIP	All Other
Name and		Salary	Bonus(2)	Compensation	Granted	Share Units	Payouts	Compensation
Principal Position(1)	Year	($)	($)	($)	(#)	(#)	($)	($)

David E. Ritchie	2001	350,000	52,000	13,169	Nil	Nil	Nil	Nil
Chairman and Chief	2000	350,000	Nil	10,262	Nil	Nil	Nil	Nil
Executive Officer	1999	350,000	Nil	10,272	Nil	Nil	Nil	Nil

Robert K. Whitsit	2001	200,000	60,900	19,311	9,000	Nil	Nil	Nil
Vice-President —	2000	200,000	20,000	20,711	31,000	Nil	Nil	Nil
Southeast Division	1999	135,000	25,000	9,951	Nil	Nil	Nil	Nil

C. Russell Cmolik	2001	212,500	52,000	11,809	Nil	Nil	Nil	Nil
President and Chief	2000	175,000	Nil	11,565	Nil	Nil	Nil	Nil
Operating Officer	1999	175,000	Nil	11,372	Nil	Nil	Nil	Nil

Roger W. Rummel	2001	159,000	55,400	16,224	Nil	Nil	Nil	Nil
Vice-President —	2000	125,000	30,000	15,436	Nil	Nil	Nil	Nil
Southwest US and Mexico Divisions	1999	125,000	30,000	14,969	Nil	Nil	Nil	Nil

Edward H. Banser	2001	147,500	59,400	14,202	Nil	Nil	Nil	Nil
Vice-President —	2000	125,000	30,000	14,260	Nil	Nil	Nil	Nil
South Central Division	1999	125,000	30,000	14,311	Nil	Nil	Nil	Nil

NOTES:

(1)	All Named Executive Officers are employed by wholly owned subsidiaries of the Company.

(2)	All bonuses were earned by the Named Executive Officers in the financial year noted but were paid subsequent to the end of the financial year.

Stock Options Granted in the 2001 Financial Year

Market Value of
Securities
		% of Total Options		Underlying Options
		Granted to		on the Date
	Securities Under	Employees in 2001	Exercise Price	of Grant
Name	Options Granted	Financial Year	(US$ per share)	(US$ per share)	Expiration Date

David E. Ritchie	Nil	N/A	N/A	N/A	N/A
Robert K. Whitsit	9,000	5.9%	23.35	23.35	January 31, 2011
C. Russell Cmolik	Nil	N/A	N/A	N/A	N/A
Roger W. Rummel	Nil	N/A	N/A	N/A	N/A
Edward H. Banser	Nil	N/A	N/A	N/A	N/A

Aggregated Option Exercises during 2001 Financial Year and Option Value at the end of December 31, 2001

      No options were exercised by any of the Named Executive Officers during the Company’s financial year ended December 31, 2001.

Value of Unexercised
In-The-Money Options
			Unexercised Options	at December 31, 2001
	Securities Acquired	Aggregate Value	as December 31, 2001	(in U.S. dollars)
Name	on Exercise	Realized	(Exercisable/ Unexercisable)	(Exercisable/ Unexercisable)(1)

David E. Ritchie	N/A	N/A	Nil	Nil
Robert K. Whitsit	N/A	N/A	11,000/29,000	Nil/$13,770
C. Russell Cmolik	N/A	N/A	Nil	Nil
Roger W. Rummel	N/A	N/A	Nil	Nil
Edward H. Banser	N/A	N/A	Nil	Nil

NOTES:

(1)	The closing price of the shares of the Company on the New York Stock Exchange on December 31, 2001 was $24.88.

Termination of Employment, Changes in Responsibility and Employment Contracts

      The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated with eight weeks notice (or less in certain circumstances) or payment in lieu thereof.

      The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause.

Composition of the Compensation Committee

      The Compensation Committee of the Company consists of Messrs. Croft, Moul and Blake. Only Mr. Blake is an officer or employee of the Company.

Report on Executive Compensation

      The Company’s policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Company is based upon the principles that compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned.

      The compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists of base salary and a performance-oriented bonus. The payment of the bonus is contingent upon the performance of the Company and the individual’s contribution toward that performance. The amount of such bonuses depends on the financial performance of the Company and is not subject to any minimum or maximum amount.

      Base salary levels for the Named Executive Officers are normally determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s and the Chief Operating Officer’s assessment of each Named Executive Officer’s performance during the prior year and (ii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

      Awards of bonuses depend in part upon whether the Company and its principal subsidiaries have met or exceeded targets established for the applicable year. The Compensation Committee also considers other criteria, including the contribution of individuals toward the Company’s performance, in determining the range of any bonuses to be awarded. It is anticipated that bonuses paid to the Company’s Named Executive Officers in future years may be paid in part by the issuance of stock options.

      For 2001, the Chief Executive Officer’s base salary was determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors.

      Report presented by:

          Charles E. Croft

          G. Edward Moul
          Peter J. Blake

Performance Graph

      The following graph compares the percentage change in the value of U.S.$100 invested in Common Shares of the Company with U.S.$100 invested in the Russell 2000 Index from March 10, 1998 (the date when the Common Shares commenced trading on the New York Stock Exchange) to December 31, 2001 (the Company’s most recent financial year end).

	March 10,	December 31,	December 31,	December 31,	December 31,
	1998	1998	1999	2000	2001
Ritchie Bros. Auctioneers (RBA)	100	127.51	131.36	98.22	117.78
Russell 2000 Index	100	90.82	108.64	104.07	105.18

Compensation of Directors

      In addition to the reimbursement of reasonable travel and lodging expenses, non-employee directors of the Company receive the following compensation: U.S.$7,500 per year for board membership; U.S.$2,500 per year for committee chairmanship; U.S.$750 per meeting attended; and 3,000 options to acquire Common Shares (exercise price equal to market price on date of grant) per year. Non-employee directors may also participate in the Company’s performance bonus and stock option programs in recognition of their contributions towards the overall performance of the Company. Employee directors do not receive additional compensation for their participation in board or committee activities.

      There were no other arrangements under which directors were compensated during 2001. No directors earned any compensation during 2001 for consultancy or other services provided to the Company.

Directors and Senior Executives Liability Insurance

      The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of U.S.$20 million (less a deductible of U.S.$250,000) annual protection against liability. The annual premium paid by the Company for this insurance is U.S.$99,900.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

      No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

      The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at April 12, 2002 according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there are 16,780,765 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on April 12, 2002 are entitled to receive notice of and to vote at the Meeting. The directors of the Company have fixed the close of business on April 12, 2002 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

      To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company are:

		Percentage of
	Number of	Common
Name	Common Share(s)(1)	Shares

David E. Ritchie(2)	4,938,223	29.5%
C. Russell Cmolik(3)	1,843,354	11.0%

NOTES:

(1)	This information has been furnished by the person named and has been confirmed, to the extent possible by the Company.

(2)	3,345,375 of such shares are held by D.E.R. Auctions Ltd. and 1,592,748 of such shares are held by Davcorp Investments Ltd., both of which are controlled by Mr. Ritchie, the Chairman of the Board and Chief Executive Officer of the Company.

(3)	1,165,284 of such shares are held by C.R.C. Auctions Ltd. and 676,918 of such shares are held by Cmolik Enterprises Ltd., both of which are controlled by Mr. Cmolik, a director of the Company and its President and Chief Operating Officer.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

      The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

      A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should check the second box on the proxy and insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

      A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

      A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

      If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

      If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the other matters identified therein.

Amendments or Variations and Other Matters

      Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

      A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy.

      A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

      In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Attention: Proxy Department at P.O. Box 1542 Station B, Montreal, Québec H3B 3L2, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

      All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or other intermediary.

ADDITIONAL INFORMATION

      The Company will provide to any person or company, upon request to the Secretary of the Company, copies of the Company’s Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference, the Company’s comparative consolidated financial statements for its most recently completed financial year together with the accompanying report of the auditor, one copy of any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed financial year and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

SHAREHOLDERS PROPOSALS

      Shareholder proposals to be considered at the 2003 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than January 23, 2003 to be included in the information circular and form of proxy for such Annual Meeting.

APPROVAL OF CIRCULAR

      The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

      Dated at Vancouver, British Columbia, this 23rd day of April, 2002.

By Order of the Board of Directors

Robert S. Armstrong
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
2002 ANNUAL MEETING TO BE HELD ON MAY 24, 2002
PROXY

To be completed by shareholders who will NOT be attending the Annual Meeting in person.

The undersigned shareholder of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) hereby nominates, constitutes and appoints (select one):

☐ David E. Ritchie or, failing him, Peter J. Blake, or

☐	of
(Check the second box and insert the name and address of an alternate person if you do not wish to appoint Mr. Ritchie or Mr. Blake)

as proxyholder of the undersigned, with full power of substitution, to attend the Annual Meeting of the Company to be held on May 24, 2002 and any adjournment thereof (the “Meeting”), with authority to act and vote thereat for and on behalf of the undersigned. The undersigned hereby directs the proxyholder to vote the Common Shares of the Company registered in the name of the undersigned in respect of the matters indicated below as follows:

	VOTE	WITHHOLD		VOTE	WITHHOLD
Election of Directors	FOR	VOTE	Auditors	FOR	VOTE
To elect as a director of the Company: David Edward Ritchie Clifford Russell Cmolik Peter James Blake Charles Edward Croft George Edward Moul	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐	To appoint KPMG LLP, Chartered Accountants, as Auditor for the Company and to authorize the directors to fix the Auditor’s remuneration.	☐	☐

Signed this day of , 2002.

Signature of Shareholder

Name of Shareholder (Please print clearly as registered)

Number of Shares

(See “General Proxy Information” in the Information Circular for further information regarding proxies for use at the Meeting)

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL MEETING

MAY 24, 2002

INSTRUCTIONS

1.	This proxy is solicited by the management of RITCHIE BROS. AUCTIONEERS INCORPORATED for use at the Annual Meeting (the “Meeting”) of the shareholders to be held on May 24, 2002 and any adjournment thereof. Please refer to the Information Circular (the “Information Circular”) accompanying this proxy for further information.

2.	If you are NOT able to be personally present at the Meeting, please date and sign the form of proxy on the reverse hereof and return it in the envelope provided to Computershare Trust Company of Canada, Attention: Proxy Department at P.O. Box 1542 Station B, Montreal, Québec H3B 3L2. In order to be valid, instruments appointing a proxyholder must be deposited with Computershare Trust Company of Canada no later than 48 hours before the time of the Meeting or any adjournment thereof (namely, 11:00 a.m. (Vancouver time) on May 22, 2002).

3.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot. If the shareholder specifies a choice with respect to any matter, such shares will be voted accordingly. If no choice is specified with respect to a matter identified in the proxy and one of the persons named in this proxy is appointed as proxyholder, the shares of the shareholder represented by this proxy will be voted “FOR” each of the matters identified in the proxy.

4.	The authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of: (i) each matter set out for which no voting choice is indicated, (ii) any amendments to or variation in any of the matters listed, and (iii) other matters which may properly come before the Meeting or any adjournment thereof.

5.	A shareholder has the right to appoint a person as proxyholder at the Meeting other than David E. Ritchie or Peter J. Blake and may do so by checking the second box and inserting in the blank space provided the name and address of the person whom the shareholder wishes to appoint.

6.	If this proxy is not dated in the space provided, authority is hereby given to the proxyholder named herein to date this proxy on the date on which the Company mailed it. If the number of shares is not indicated in the space provided, all of the shares registered in the name of the undersigned will be voted as provided for.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Supplemental Mailing List and

Request for Interim Financial Statements

TO:	Security Holders of Ritchie Bros. Auctioneers Incorporated (the “Company”)

      National Policy Statement No. 41 “Shareholder Communication” adopted by the Canadian Securities Administrators provides registered and non-registered security holders with the opportunity to elect annually to have their names added to the Company’s Supplemental Mailing List in order to receive interim financial statements and other selected shareholder communications.

      If you wish to have your name added to the Company’s Supplemental Mailing List for the aforesaid purposes, please complete, sign and mail this form to Computershare Trust Company of Canada, Suite 600, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8.

      By your signature below, you certify that you are a security holder of the Company.

Name of Security Holder

Address (including postal code) of Security Holder

Signature of Security Holder or, if the Security Holder is a company, signature of authorized signatory

Date